

BAE Systems plc

Rule 2.10 announcement
Relevant securities in issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, BAE Systems plc confirms that it has in issue 3,220,149,075 Ordinary Shares of 2.5 pence each under ISIN code GB0002634946 and 266,079,032 7.75 pence net Cumulative Convertible Redeemable Preference Shares of 25 pence each under ISIN code GB0001271690.

3 April 2006

Jlw 4/10

82-03138

BAE Systems plc

Rule 2.10 announcement
Relevant securities in issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, BAE Systems plc confirms that it has in issue 3,220,173,725 Ordinary Shares of 2.5 pence each under ISIN code GB0002634946 and 266,079,032 7.75 pence net Cumulative Convertible Redeemable Preference Shares of 25 pence each under ISIN code GB0001271690.

4 April 2006

BAE SYSTEMS

With Compliments

BAE SYSTEMS plc Stirling Square 6 Carlton Gardens London SW1Y 5AD United Kingdom
Telephone +44 (0) 1252 373232 Fax +44 (0) 1252 383991